EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Vasogen Inc.

4 Robert Speck Parkway

15th Floor

Mississauga, Ontario

L4Z 1S1

2.	Date of Material Change

Friday, August 14, 2009.

3.	News Release

A press release was issued on Monday, August 17, 2009 through Canada NewsWire.

4.	Summary of Material Change

On Monday, August 17, 2009, Vasogen Inc. (“Vasogen”) announced that it entered into (i) an arrangement agreement with Cervus LP, an Alberta limited partnership, and Cervus GP Ltd., the general partner of Cervus LP, (the “Cervus Agreement”) pursuant to which Vasogen will reorganize and receive gross procceeds from Cervus LP of approximately $7.5 million of non-dilutive capital; and (ii) an arrangement agreement with IntelliPharmaCeutics Corp. (“IPC Opco”), a Nova Scotia corporation, and IntelliPharmaCeutics Ltd. (“IPC US”), a Delaware corporation (the “IPC Agreement”) pursuant to which Vasogen will combine with IPC Opco and IPC US to continue as a new publicly-traded entity to be called IntelliPharmaCeutics International Inc. (“New IPC”).

Both transactions will be completed pursuant to a single court-approved plan of arrangement (the “Plan of Arrangement”) which will also involve a merger in respect of IPC US (the “Merger”).

5.	Full Description of Material Change

On August 17, 2009, Vasogen announced that it had entered into (i) the Cervus Agreement pursuant to which Vasogen will reorganize through the Plan of Arrangement and will receive from Cervus LP gross proceeds of approximately $7.5 million of non-dilutive capital; and (ii) the IPC Agreement pursuant to which Vasogen will combine with IPC Opco and IPC US (together “IPC”) under the Plan of Arrangement and Merger to continue as New IPC.

2

Pursuant to the Plan of Arrangement and the Merger, Vasogen will implement a transaction that will involve, among other things, (i) the indirect transfer of all of Vasogen’s assets (other than the benefit of its tax losses and receivables from Vasogen Corp. (“VUS”)and Vasogen Ireland Limited (“VIL”)) into a new subsidiary corporation (“New Vasogen”); (ii) the acquisition of the shares of New Vasogen (the “New Vasogen Shares”) on a pro rata basis by all of Vasogen’s then current shareholders; (iii) an investment by Cervus LP of $7.5 million in cash in Vasogen which will in turn be invested in New Vasogen; (iv) an exchange by the Cervus LP unitholders and Cervus GP Ltd. shareholders of units and shares, respectively, for a new class of common shares in Vasogen; (v) an amalgamation of New Vasogen with a new company to be incorporated by IPC pursuant to the laws of Canada to form New IPC; and (vi) a merger pursuant to the laws of Delaware between IPC US and a new company to be formed by the IPC US under the laws of the State of Delaware pursuant to which shareholders of IPC US will receive New IPC Shares. Former holders of shares in the capital of Vasogen, IPC Opco and IPC US will receive common shares of New IPC (the “New IPC Shares”) based on an exchange rate as set out in the Plan of Arrangement. The net effect of which the former holders of shares of IPC will hold approximately 86% of the New IPC Shares and the former holders of Vasogen Shares will hold approximately 14% of the New IPC Shares. New IPC will adopt a new option plan and holders of options in Vasogen and IPC US will receive options in New IPC. Certain warrantholders of Vasogen will receive a cash payment as determined pursuant to the Plan of Arrangement and certain warrantholders of Vasogen will receive warrants to purchase New IPC Shares pursuant to the Plan of Arrangement

Each of VIL and VUS will be dissolved following the completion of the Plan of Arrangement.

Under the terms of the IPC Agreement, Vasogen has agreed to certain non-solicitation covenants and Vasogen will be required to pay a termination fee of $500,000 if the transactions contemplated in the IPC Agreement do not proceed in certain circumstances

Under the terms of the Cervus Agreement, the parties have agreed to certain non-solicitation covenants. Under the terms of the Cervus Agreement, a party to the agreement will be required to pay a termination fee, equal to (i) $250,000; plus (ii) the amount to be reimbursed to the applicable party for its documented third party transaction costs (including legal and accounting fees), with such third party transaction costs not to exceed $250,000, if the transactions contemplated in the Cervus Agreement do not occur in certain circumstances.

Completion of the transaction is subject to a number of conditions including approval of Vasogen and IPC shareholders and Cervus unitholders, Vasogen maintaining certain minimum cash levels, receipt of court and other regulatory approvals, and other customary closing conditions. The boards of directors of each of Vasogen, IPC Opco, IPC US and Cervus GP Ltd. have unanimously approved the agreements pursuant to which the parties will give effect to the Plan of Arrangement and the Merger.

Certain shareholders of IPC US and IPC Opco have agreed to vote in favour of the Plan of Arrangement and the Merger and Peter Lacey, the largest unitholder and shareholder of Cervus LP and Cervus GP Ltd., respectively has agreed to vote in favour of the Plan of Arrangement.

3

New IPC plans to continue Vasogen's quotation on NASDAQ and its listing on the Toronto Stock Exchange (the “TSX”) however, there can be no assurance that the new company's shares will be quoted on NASDAQ or listed on the TSX. The IPC Agreement includes a condition that (i) the New IPC Shares be conditionally approved for trading on the TSX Venture Exchange if the New IPC Shares are not on the TSX and (ii) the New IPC shares be conditionally approved for quotation on the Over the Counter Bulletin Board if the New IPC Shares are not quoted on Nasdaq.

A copy of each of the IPC Agreement and the Cervus Agreement is available at www.sedar.com. A copy of the Plan of Arrangement is attached as Schedule A to the IPC Agreement and Exhibit A to the Cervus Agreement and is available at www.sedar.com.

IPC Opco is a privately-held drug delivery innovator, whose predecessor in name was founded in 1998, which develops both new and generic controlled-release pharmaceutical products. IPC Opco has approximately 25 employees and operates from a 25,000 sq. ft. research laboratory and manufacturing scale-up facility in Toronto. Using its proprietary technologies, IPC Opco 's strategy involves the development of products for partners and the development and manufacture of its own proprietary products. Currently, IPC Opco has 15 products in its pipeline at varying stages of development and regulatory review. Several of these product candidates have been partnered under drug development arrangements which have or provide for milestone and success fees, support for internal development costs, coverage of clinical trial costs, coverage of patent litigation costs, and royalties or profit sharing on product sales. IPC applies its proprietary delivery platform technology and expertise in pharmaceutics, drug delivery, and drug manufacture with the goal of minimizing the risk, time, and manufacturing cost of bringing the finished product to market.

Upon completion of the Plan of Arrangement, New IPC will own and operate the existing business of Vasogen and its subsidiaries as well as the existing business of IPC Opco, IPC US and their subsidiaries. Five of the existing directors of IPC and one nominee of Vasogen will become the board of directors of New IPC. The existing management of IPC Opco will become the management team of New IPC. The auditors of New IPC will be IPC Opco and IPC US's present auditors, Deloitte & Touche LLP.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

N/A

7.	Omitted Information

N/A

8.	Executive Officer

Christopher J. Waddick

President and Chief Executive Officer

Telephone (905) 817-2002

9.	Date of Report

August 24, 2009

SCHEDULE “A” – PRESS RELEASE

Vasogen Inc. Contact: Investor Relations 4 Robert Speck Parkway, 15th Floor Mississauga, ON L4Z 1S1 tel: (905) 817-2002 fax: (905) 847-6270 www.vasogen.com / investor@vasogen.com

FOR IMMEDIATE RELEASE

Vasogen and IntelliPharmaCeutics to Combine to Create

Publicly-traded Specialty Pharmaceutical Company

Vasogen to also Raise $7.5 Million in Non-Dilutive Financing from Cervus LP

Mississauga, Ontario (August 17, 2009) - Vasogen Inc. (NASDAQ:VSGN; TSX:VAS) and IntelliPharmaCeutics (IPC) announced today that they have entered into a definitive agreement, subject to shareholder and regulatory approvals, whereby Vasogen will combine with IPC under a plan of arrangement and merger to continue as a publicly-traded entity to be called IntelliPharmaCeutics International Ltd. IPC is a privately-held specialty pharmaceutical company that is focused on developing and manufacturing new and generic controlled-release pharmaceutical products using its broadly applicable, proprietary delivery technologies. Currently, IPC has 15 product candidates in its development pipeline several of which are partnered with third-party drug companies. IPC’s lead product candidates include Dexmethylphenidate XR, a generic version of the marketed drug Focalin XR®, which is partnered with Par Pharmaceutical and is currently the subject of an Abbreviated New Drug Application (ANDA) filing with the U.S. Food and Drug Administration (FDA), and Carvedilol CR, a generic version of the brand name drug Coreg CR, an internal pipeline product now ready for entry into pivotal bioequivalence studies.

Separately, Vasogen has also entered into an arrangement agreement with Cervus LP (TSXV:CVL.UN), an Alberta based limited partnership, that will reorganize Vasogen prior to completion of the transaction with IPC and which will provide gross proceeds to Vasogen of approximately $7.5 million in non-dilutive capital.

“The combination of IPC and Vasogen, along with proceeds from this non-dilutive financing, will provide our shareholders an exciting opportunity to have an equity interest in a strong, dynamic, company with experienced management, a broad development pipeline, and significant near-term revenue potential,” commented Dr. Eldon Smith, Vasogen’s Chairman. “Following a diligent exploratory and strategic review process, we believe that this combination clearly fulfils the Board’s mandate of identifying a strategic option that has the potential to provide long-term value to our shareholders. Important contributing factors to our decision included IPC’s leadership and long history of experience in drug development and the validation of their drug delivery technologies in attracting the interest and partnership of established pharmaceutical companies.”

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....page 2, August 17, 2009

“This combination provides an ideal opportunity for IPC to make the transition to being a successful public specialty pharmaceutical company. With a diversified portfolio of product assets at varying development stages, shareholders of both organizations will have the opportunity to benefit greatly from multiple value-creating events for years to come,” stated Dr. Isa Odidi, Chairman and CEO of IPC. “The resources of the combined companies will allow us to focus on and accelerate the near-term commercialization of our lead product candidates, Dexmethylphenidate XR and Carvedilol CR, as well as a number of other important compounds in our product pipeline, including an early-stage innovation directed to long-acting, abuse- resistant narcotics.”

Based on a number of factors, including the recommendation of a special committee of directors of Vasogen, as well as a fairness opinion rendered by JMP Securities LLC, Vasogen's financial advisor for the transaction with IPC, Vasogen's Board of Directors unanimously recommend that shareholders approve the transactions. Vasogen’s advisor for the non-dilutive financing transaction with Cervus LP is PricewaterhouseCoopers Corporate Finance Inc.

Details of the Proposed Transactions

The proposed transactions involve a corporate reorganization to be completed pursuant to a court approved plan of arrangement. Vasogen will transfer its assets and liabilities – including the proceeds from the Cervus transaction but excluding the Company’s tax basis –- to a new subsidiary to be incorporated. As part of the plan of arrangement, Cervus LP unitholders, on completion of the transaction, will own 100% of the shares of the current Vasogen entity. As part of the transaction, Vasogen security holders will have exchanged their Vasogen securities for securities of a separate new subsidiary of Vasogen that will own the assets of Vasogen and that entity shall have subsequently amalgamated with a new IPC corporation to be created. IPC shareholders will either exchange their shares directly for shares of such new IPC corporation or receive shares of the resulting amalgamated company pursuant to a merger of IPC’s U.S. subsidiaries.

IPC’s shareholders are expected to own approximately 86% of the outstanding common shares of the combined company and Vasogen’s shareholders are expected to own approximately 14% of the outstanding common shares. IPC and Vasogen are currently assessing the appropriate capital structure for the combined company moving forward, which will take into consideration of a number of factors, including input from discussions with NASDAQ and the TSX.   Following this assessment, IPC and Vasogen plan to outline their proposal and plans in a joint proxy circular to be provided to shareholders, which is expected to be filed in the coming weeks. Dr. Isa Odidi and Dr. Amina Odidi would together beneficially own approximately 55.3% of the combined company. IPC’s second largest shareholder, Par Pharmaceutical, which acquired an equity interest in IPC in 2007 at the same time as it entered into a product commercialization agreement with IPC for the development and commercialization of four product candidates, would effectively own approximately 3.6% of the combined company after closing. The combined company will retain ownership of Vasogen’s intellectual property; however, the development focus is expected to be principally on IPC’s current product pipeline.

Completion of the transaction is subject to a number of conditions including approval of Vasogen and IPC shareholders and Cervus unitholders, Vasogen maintaining certain minimum cash levels, receipt of court and other regulatory approvals, and other customary closing conditions. The Boards of Directors of each of Vasogen, IPC, and Cervus GP Inc. have unanimously approved

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....page 3, August 17, 2009

the agreements pursuant to which the parties will give effect to the plan of arrangement. Vasogen and IPC expect to issue a joint proxy circular to their respective shareholders with respect to this transaction in the coming weeks and expect their respective shareholder voting to occur in October 2009. IPC believes that this transaction will be completed without giving rise to a tax liability for IPC shareholders. The combined company plans to continue Vasogen’s quotation on NASDAQ and its listing on the TSX; however, there can be no assurance that the new company's shares will be quoted on NASDAQ or listed on the TSX The auditor of the combined entity will be IPC’s present auditor, Deloitte & Touche LLP.

IPC Overview

IPC is a privately-held drug delivery innovator, whose predecessor in name was founded in 1998, which develops both new and generic controlled-release pharmaceutical products. IPC has approximately 25 employees and operates from a 25,000 sq. ft. research laboratory and manufacturing scale-up facility in Toronto.

Using its proprietary technologies, IPC’s strategy involves the development of products for partners and the development and manufacture of its own proprietary products. Currently, IPC has 15 products in its pipeline at varying stages of development and regulatory review. Several of these product candidates have been partnered under drug development arrangements which have or provide for milestone and success fees, support for internal development costs, coverage of clinical trial costs, coverage of patent litigation costs, and royalties or profit sharing on product sales. IPC applies its proprietary delivery platform technology and expertise in pharmaceutics, drug delivery, and drug manufacture with the goal of minimizing the risk, time, and manufacturing cost of bringing the finished product to market.

IPC’s lead products in the generic, controlled-release pharmaceutical category are Dexmethylphenidate XR (dexmethylphenidate hydrochloride), a generic version of Focalin XR®, which is an extended-release capsule for the treatment of Attention Deficit Hyperactivity Disorder, and Carvedilol CR (carvedilol phosphate), a generic version of Coreg CR®, which is an extended release capsule for the treatment of high blood pressure. In 2008, Focalin®, including Focalin XR®, had U.S. sales of approximately U.S. $350 million, and Coreg®, including Coreg CR®, had U.S. sales of approximately U.S. $300M million. IPC and its development partner, Par Pharmaceutical, filed an ANDA for a generic Focalin XR® product with the FDA in May 2007, received notification of the application's acceptance for filing in August 2007 and the application continues to be processed by the FDA.  If approved by the FDA, IPC anticipates that its generic version of Focalin XR® may achieve first-to-file status at a specified strength level. One of IPC’s key non-generic products is an abuse- and alcohol-resistant, controlled-release oral oxycodone formulation. This product is covered by pending patent applications for its novel ReXista™ abuse- and alcohol-resistant drug delivery technology. The product is a unique dosage form, designed to be resistant to abuse by oral ingestion when crushed or chewed, by injection when combined with solvents, and by nasal inhalation when crushed or powdered. The abuse of this important pain relief drug has been well documented over many years. In 2008, Oxycodone had U.S. sales of approximately U.S. $2 billion. The product is also designed to resist release of the entire dose when consumed with alcohol, a significant problem with some opioid drugs, such as hydromorphone.

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....page 4, August 17, 2009

Management and Organization

Dr. Isa Odidi will be the Chairman of the Board of Directors of the combined company. Other members of the Board will include Dr. Amina Odidi, John Allport,Dr. Kenneth Keirstead, Mr. Bahadur Madhani, and Dr. Eldon Smith, Vasogen’s nominee.

Dr. Isa Odidi, who is currently Chairman and CEO of IPC, co-founded IPC along with Dr. Amina Odidi, the President and COO, and together they comprise its majority shareholders. From 1995 to 1998, Dr. Odidi held positions, first as Director, then as Vice President, of Research of Drug Development and New Technologies at Biovail Corporation International (now Biovail Corporation), a drug delivery company. Prior to 1995, Dr. Odidi held senior positions in academia and in the pharmaceutical and health care industries. He currently holds a Chair as Professor of Pharmaceutical Technology at the Toronto Institute of Pharmaceutical Technology in Canada, and is an Adjunct Professor at the Institute for Molecular Medicine, California, U.S. Dr. Odidi received his B.Sc. degree in Pharmacy, and his M.Sc. in Pharmaceutical Technology, and his Ph.D. in Pharmaceutics from the University of London. He is also a graduate of the Western Executive Management Program and obtained his MBA from the Rotman School of Business at the University of Toronto.

Dr. Amina Odidi, who is currently President and COO of IPC, also has extensive experience developing and applying proprietary technologies to the development of controlled-release drug products for third-party pharmaceutical companies. She received her B.Sc. in Pharmacy, and her M.S. in Biopharmaceutics and her Ph.D. in Pharmaceutics from the University of London.

Conference Call Information

A conference call will be conducted on August 17, 2009, at 9:00 a.m. Eastern Time. To participate by telephone, call 416-340-8018 or 1-866-225-0198, ten minutes prior to the start of the call. To participate via webcast, please go to www.vasogen.com. A re-broadcast of the conference call will be available at www.vasogen.com or by calling 416-695-5800 or 1-800-408-3053, pass code 5484653.

Vasogen Safe Harbor Statement

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, our plans to complete the business combination described in this press release resulting from our strategic review, statements regarding the status of development, or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future revenues and projected costs. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimated”, “predicts”, “potential”, “continue”, “intends”, “could”, or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the outcome of our strategic review, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors, including the current status of our programs, on capital availability, the potential dilutive effects of any financing and other risks detailed from time to time in our public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. Additional risks and uncertainties relating to our Company and our business can be found in the “Risk Factors” section of our Annual Information Form and Form 20-F for the year ended November 30, 2008, as well as in our other public filings, including our Management’s Discussion and Analysis for the period ended May 31, 2009. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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....page 5, August 17, 2009

This communication may be deemed to be solicitation material in respect of the proposed transaction between IPC and Vasogen. The joint proxy circular will be mailed to the shareholders of Vasogen and IPC. Shareholders are urged to read the joint proxy circular when it becomes available because it will contain important information not contained in this release about Vasogen, IPC, and the proposed transaction.

Applicable public documents filed by Vasogen with applicable securities authorities in Canada and The Securities and Exchange Commission (SEC) in the U.S., may be obtained free of charge at the SEDAR website in Canada at www.sedar.com or at the SEC web site in the U.S. at www.sec.gov. In addition, Vasogen shareholders may obtain free copies of the documents filed with applicable Canadian securities authorities and the SEC by Vasogen by contacting Vasogen Investor Relations by e-mail at investor@vasogen.com or by telephone at (905) 817-2000.

Vasogen and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from its shareholders in favor of the proposed transaction. Information about the directors and executive officers of Vasogen and their respective interests in the proposed transaction will be available in the joint proxy circular.